SEC

A

UNITED STATES

21004538

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# PART III

| SEC FILE NUMBER |
|---|
| 8-36305 |

SEC Mail Processing Section MAY 2021 Washington DC

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2020 (MM/DD/YY) AND ENDING 3/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEMLEY, YARLING & CO.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 WEST JOHNSON STREET #544
(No. and Street)

| MADISON | WI | 53703 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH J. LEMLEY, PRESIDENT 312-925-5248
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

| 141 W. JACKSON BLVD, STE 2250 | CHICAGO | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, RALPH J. LEMLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEMLEY, YARLING & CO., as of MARCH 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STATE OF Wisconsin
COUNTY OF Dane
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25 DAY OF May, 2021,
BY Ralph Lemley

NOTARY PUBLIC

Notary Public

Signature

Title

FAYTH CADY
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lemley, Yarling & Co.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (the Company) as of March 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lemley, Yarling & Co. as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Lemley, Yarling & Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lemley, Yarling & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Lemley, Yarling & Co.'s auditor since 2007.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Supplemental Schedules (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of Lemley, Yarling & Co.'s financial statements. The supplemental information is the responsibility of Lemley, Yarling & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
May 25, 2021

**LEMLEY, YARLING & CO.**

**Statement of Financial Condition**

**March 31, 2021**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 50,000 |
| Receivable from broker-dealer | | 51,819 |
| | $ | 101,819 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Payable to broker-dealer | $ | 42,320 |
| Salary, telephone, professional fees and other expenses payable | | 12,773 |
| | | 55,093 |
| Shareholder's Equity | | |
| Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding | | 25,000 |
| Retained earnings | | 21,726 |
| | | 46,726 |
| | $ | 101,819 |

See accompanying notes.

**LEMLEY, YARLING & CO.**

**Statement of Operations**

**Year ended March 31, 2021**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 655,577 |
| Interest | 40 |
| | 655,617 |
| **Expenses** | |
| Clearing fees | 471,943 |
| Professional fees | 23,259 |
| Rent | 11,000 |
| Salaries, payroll taxes and employee benefits | 10,961 |
| Telephone and technology | 8,663 |
| Licenses and fees | 5,339 |
| Office expense | 11,093 |
| Other expense | 2,915 |
| | 545,173 |
| **Income before income taxes** | 110,444 |
| **Provision for income taxes** | 30,173 |
| **Net Income** | $ 80,271 |

LEMLEY, YARLING & CO.

**Statement of Changes in Shareholder's Equity**

**Year ended March 31, 2021**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| **Balance, April 1, 2020** | $ 25,000 | $ 46,112 | $ 71,112 |
| Dividends paid | - | (104,657) | (104,657) |
| Net income | - | 80,271 | 80,271 |
| **Balance, March 31, 2021** | $ 25,000 | $ 21,726 | $ 46,726 |

See accompanying notes.

**LEMLEY, YARLING & CO.**

**Statement of Cash Flows**

**Year ended March 31, 2021**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 80,271 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Receivable from broker-dealer | | 27,680 |
| Increase (decrease) in operating liabilities: | | |
| Payable to broker-dealer | | (2,532) |
| Salary, telephone, professional fees and other expenses payable | | 7,161 |
| Income taxes payable | | (7,923) |
| Net cash provided by operating activities | | 104,657 |
| **Cash flows from financing activities** | | |
| Dividends paid | | (104,657) |
| Net cash used in financing activities | | (104,657) |
| **Net increase (decrease) in cash** | | - |
| **Cash and cash equivalents, beginning of year** | | 50,000 |
| **Cash and cash equivalents, end of year** | $ | 50,000 |
| **Supplemental cash flow disclosures:** | | |
| Cash paid for interest expense | $ | - |
| Cash paid for income taxes | $ | 39,327 |

See accompanying notes.

## 1. Organization and Business

Lemley, Yarling & Co. (the "Company") is an Illinois corporation that is a wholly owned subsidiary of Lemley, Yarling Management Co. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through a broker on a fully disclosed basis.

## 2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

The Company earns commission revenue from trading activities for its clients through a clearing agreement with RBC (see Note 4). Revenue is determined based on an agreed commission rate multiplied by the volume of trades executed. Revenue is recognized on a trade date of the transaction because that is when the underlying financial instrument or buyer/seller is identified. The pricing is agreed upon and the risks and rewards of ownership to be transferred to/from the client. The Company's performance obligation is satisfied on trade date and commission is received on the settlement date of the transaction.

Income Taxes

The Company complies with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax position taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. There were no material differences between financial statement and tax basis assets and liabilities and thus the Company did not record a deferred tax asset or liability as of March 31, 2021.

The Company is subject to Federal, Illinois and Wisconsin income taxes. The Company's effective tax rate differs from the statutory rate of 21% due primarily to state income taxes. The Company has determined that there are no uncertain tax positions which require adjustment or disclosures in the financial statements. Tax years 2017 through the current year remain subject to examinations.

## 2. Summary of Significant Accounting Policies (continued)

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. On April 1, 2020, the Company adopted ASU 2016-13 using the modified retrospective approach. The adoption of this standard did not have a material impact on the Company's financial statements.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

## 3. Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent. For the year ended March 31, 2021, the Company recorded expenses, other than clearing fees, totaling $73,230 related to the expense sharing agreement. At March 31, 2021, the Company had a payable to its Parent for salary, telephone, professional fees and other expenses totaling $12,773.

The Company also reimburses its Parent for the Company's share of income taxes. For the year ended March 31, 2021, the Company recorded provision for income taxes totaling $30,173 related to the income tax reimbursements.

The Parent leases its primary business facilities from its shareholder. Under the expense sharing agreement, the Company reimbursed the Parent for use of the facilities.

## 4. Receivable from and Payable to Broker-Dealer

The Company has entered into an agreement with RBC Correspondent Services ("RBC"), whereby the Company transacts, on a fully disclosed basis, all customer business through RBC. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement. As part of this agreement, the Company is required to maintain $50,000 on deposit with the broker-dealer, which is classified as cash and cash equivalents on the statement of financial condition.

At March 31, 2021, the Company had a receivable from RBC totaling $51,819, which represents cash, commissions, and trade errors receivable from RBC. At March 31, 2021, the Company had a payable to RBC totaling $42,320 which represents clearing costs not yet paid.

## 5. Fair Value Disclosure

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At March 31, 2021, the Company held no Level 1, Level 2 or Level 3 investments.

## 6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others (see Note 8).

## 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined. At March 31, 2021, the Company had net capital and net capital requirements of $46,726 and $5,000, respectively.

## 8. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

## 9. Concentration of Credit Risk

U.S. GAAP requires disclosure of any significant off-balance-sheet-risk, or concentrations of credit risk. The Company currently maintains its cash and cash equivalent balance of $50,000 with one major national financial institution. In addition, the Company has a receivable of $51,819 from the same financial institution. Management does not consider this risk to be significant.

## 10. Subsequent Events

The Company's management has evaluated events and transactions through May 25, 2021, the date the financial statements were available to be issued, noting no subsequent events requiring disclosure in these financial statements.

## SUPPLEMENTAL SCHEDULES

LEMLEY, YARLING & CO.

**Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1**

**March 31, 2021**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total shareholder's equity | | $ 46,726 |
| Deductions and /or charges: | | |
| Nonallowable assets: | | |
| Other assets | $ — | — |
| Net capital before haircuts on securities positions | | 46,726 |
| Haircuts on securities: | | |
| Trading and investment securities: | | |
| Other securities | $ — | — |
| Net capital | | $ 46,726 |
| **Computation of basic capital requirement** | | |
| Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness) | | 5,000 |
| Net capital in excess of net capital requirement | | $ 41,726 |
| **Computation of aggregate indebtedness** | | |
| Aggregate indebtedness | | $ 55,093 |
| Ratio of aggregate indebtedness to net capital | | 117.91% |

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of March 31, 2021.

**LEMLEY, YARLING & CO.**

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

**March 31, 2021**

The Company did not handle any customer cash or securities for the year ended March 31, 2021, and does not have any customer accounts.

**LEMLEY, YARLING & CO.**

**Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3**

**March 31, 2021**

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2021, and does not have any PAIB accounts.

**LEMLEY, YARLING & CO.**

**Computation Relating to the Possession or Control Requirements Under Rule 15c3-3**

**March 31, 2021**

The Company did not handle any customer cash or securities for the year ended March 31, 2021, and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lemley, Yarling & Co.

We have reviewed management's statements, included in the accompanying Lemley, Yarling & Co. Exemption Report, in which (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
May 25, 2021

**Lemley, Yarling & Co.**
**309 West Johnson Street #544**
**Madison, WI 53703**
**608-624-5777**

Exemption Report

Lemley, Yarling & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2021, without exception.

I, Ralph J. Lemley, swear (or affirm) that to best of my knowledge and belief, this Exemption Report is true and correct.

By:

Ralph J. Lemley
President

May 25, 2021

**LAWRENCE KAMIN**
LAW FIRM

www.LawrenceKaminLaw.com

300 S. Wacker Drive, Suite 500, Chicago, IL 60606
**Phone:** 312.372.1947 | **Fax:** 312.372.2389

SEC
Mail Processing
Section
MAY 28 2021
Washington DC
416

**VIA FEDERAL EXPRESS**
May 27, 2021

U.S. Securities & Exchange Commission
Mail Stop 8031
Registrations Branch
100 F Street, NE
Washington, DC 20549

**Re: Lemley, Yarling & Co.**

Dear Sir/Madam:

Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934, on behalf of Lemley, Yarling & Co., attached please find the financial statements and the statement of financial condition and supplementary information for the above-referenced entity as of March 31, 2021, and for the year then ended, with reports of independent certified public accountants.

If you have any questions or comments, please feel free to contact me.

Very truly yours,

Michael Wise

Michael Wise

Enclosures

# LEMLEY, YARLING & CO.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL SCHEDULES
## PURSUANT TO SEC RULE 17a-5(d)

**March 31, 2021**